Filed by The Shyft Group, Inc.

(Commission File No.: 001-33582)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: The Shyft Group, Inc.

(Commission File No.: 001-33582)

On April 24, 2025, representatives of The Shyft Group, Inc. (“Shyft”) made the following communications in an investor webcast regarding Shyft’s financial results for the quarter ended March 31, 2025, which webcast included supplemental information regarding Shyft’s proposed merger with an indirect, wholly owned subsidiary of Aebi Schmidt Holding AG (“Aebi Schmidt”). A copy of the transcript from the investor webcast follows.

PRESENTATION

Operator

Good morning and welcome to the Shyft Group first quarter 2025 conference call and webcast. All participants will be in a listen only mode until the question-and-answer session of the conference call. As a reminder, this call is being recorded. I would now like to introduce Randy Wilson, Vice President of Investor Relations, and Treasurer for the Shyft Group. Please go ahead.

Randy Wilson

Good morning and thank you for joining us. Today you will hear from John Dunn, President and Chief Executive Officer, and Scott Ocholik, Interim Chief Financial Officer. Their prepared remarks we followed by a question-and-answer session. Before we begin, please turn to slide two and three of the presentation for our Safe Harbor statement. Today’s conference call contains forward-looking statements which are subject to risks that could cause actual results to be materially different from those expressed or implied. Primary risks that management believes can materially affect our results are identified in our forms 10K and 10Q filed with the SEC. We will be discussing non-GAAP information and performance measures which we believe are useful in evaluating the company’s operating performance. Reconciliations for these non-GAAP measures can be found in the conference call materials. We’ll begin with a business overview from John, followed by Scott’s review of first quarter financial results in our 2025 outlook. John will then provide an update on our proposed merger with Aebi Schmidt. We’ll then open the line. For Q&A. Please turn to slide four, and I’ll turn it over to John who’ll begin today’s prepared remarks.

John Dunn

Thank you, Randy, and good morning. Welcome to our Q1 2025 earnings call. We appreciate your interest in the Shyft Group and this opportunity to share our progress and outlook with you today. We had a strong start to the year, delivering improved financial performance while continuing to execute our strategy and growth initiatives. We delivered meaningful adjusted EBITDA growth for the company with margins of 6%, which doubled year-over-year. I would like to personally thank Shyft’s team members for these results, which exceeded expectations.

We are very excited to update you on Blue Arc where we have completed a majority of our first contract for FedEx in the quarter, and feedback has been positive with trucks actively deployed on the road. We are working to secure several opportunities for Blue Arc trucks across end markets and geographies. Blue Arc is an important part of our product portfolio as customers continue to adopt EVs. Fleet vehicles and services expanded margins up 290 basis points year-over-year by improving operational efficiency. The FES team’s dedication to quality, product innovation, and customer centricity positions us well to gain market share as demand increases.

We have seen increased walk-in van quoting activity, which is consistent with our expectations for recovery in the second half of the year. Specialty vehicles continued to perform well with another solid quarter that resulted in high teens margin. Service truck order intake and the quarter was robust, and the sales team is aggressively pursuing new leads to solidify our leading industry position.

At the recent NTEA Work Truck Show, our service truck portfolio displayed the full range of offerings and capabilities across our leading brands. Our sales team demonstrated our bodybuilding capabilities from DuraMag and Royal to our upfit capabilities with ITU highlighting our position as a vertically integrated partner capable of meeting diverse and evolving industry needs. We are excited about our future growth opportunities with the service truck business as we continue to expand our portfolio of offerings. Finally, we continue to maintain a solid balance sheet with a net leverage ratio less than two times, allowing us the flexibility to invest in strategic initiatives that support our growth and drive long term success. Overall, we remain confident in our team’s ability to execute in these dynamic times, deliver for our customers, and achieve our financial targets.

Turning to slide five, our operating framework is designed to drive sustainable financial growth and deliver long term shareholder value. A key element to that framework is our customer centric approach, innovating with purpose to solve real world challenges and help our customers succeed. That approach has brought to life at NTEA Work Truck Week where we saw increased customer engagement, unveiled new product innovations, and marked a major milestone, the 50th anniversary of the Shyft Group. Since 1975, we have evolved alongside our customers, delivering purpose-built solutions that perform in the most demanding environments and reinforcing the trust that drives our business forward. Our booths saw record engagement, and we received strong customer feedback. At the show, we unveiled two new purpose-built vehicles shaped by our work-driven design approach, developing close partnership with fleet operators, the Utilimaster Trademaster Service Body, a reimagined version of a trusted platform which delivers enhanced durability, smart storage, and integrated safety features. Designed to enhance productivity in the field, it offers reinforced construction for long term strength, spacious cargo areas, and easily accessible exterior compartments for efficient tool and equipment storage. A wide rear door improves material handling, while integrated lighting supports visibility across varied working conditions. Production is scheduled to begin later this year, with multiple configurations tailored to meet the needs of today’s diversified fleet operations.

The Marketplace Dry Freight Truck, a brand new addition to our lineup, was engineered to maximize payload capacity. It weighs 900 pounds less than comparable models, improving efficiency without sacrificing durability or functionality. Features include a seamless roll up rear door for streamlined loading and unloading, an optimized cargo layout, and a heavy duty lift gate designed for last mile and logistics applications. It is a strong offering for both ice and electrified fleets. Both products reinforce our commitment to customer led innovation, ensuring our solutions are designed to solve real world challenges across service and delivery applications. These launches, combined with the momentum we saw at NTEA, highlight how we are executing our strategy, strengthening customer relationships, expanding our portfolio, and reinforcing our position in the market. We are building on 50 years of engineering excellence with a clear focus on where our customers are headed, and we are delivering the solutions to help them get there. With that, I’ll turn it over to Scott for a detailed review of our financial results and 2025 outlook.

Scott Ocholik

Thank you, John. Please turn to slide seven, and I will start with an overview of our first quarter financial results. Overall, we delivered financial results for the quarter that exceeded our prior expectations. We saw sustained operational improvements, benefits from overall cost management, and incremental sales that were originally planned for the second quarter. Sales for the quarter were $204.6 million, up 3% from 197.9 million in the prior year. Blue Arc delivered $26.3 million of sales in the quarter as we executed on the FedEx order for 150 vehicles. Our GAAP net loss was $1.4 million or negative $0.04 cents per share compared to a net loss of 4.7 million or negative $0.14 cents per share in the previous year. Our Q1 2025 results include $2.2 million of transaction costs related to the proposed merger with Aebi Schmidt. On an adjusted basis, EBITDA was $12.3 million for the quarter or 6% of sales, up from 6.1 million or 3.1% of sales in the first quarter of 2024. Adjusted net income for the quarter was $2.4 million, and adjusted EPS increased to $0.07 per share compared to a loss of $1.4 million or negative $0.04 per share in the first quarter of 2024.

Please turn to slide eight, and I will walk you through our results by segment. In the first quarter, our fleet vehicles and services segment achieved sales of $96.1 million, down 11% compared to 107.8 million a year ago, reflecting continued softness in parcel end markets, partially offset by growth in our UPFIT and aftermarket businesses. Adjusted EBITDA for the quarter improved to $3.6 million or 3.8% of sales compared to $900,000 or 0.9% a year ago. And sustained higher productivity and favorable mix more than offset the lower sales volume. FES backlog was $245.3 million at quarter end, down 31% versus prior year and flat versus year end 2024.

Turning to specialty vehicle segment, the business delivered another solid quarter with adjusted EBITDA margins remaining in the high teens. First quarter sales were $82.2 million, a 9% decrease from 90.1 million in the prior year. Our motor home sales were down year over year while our infrastructure-focused service truck body business continued to deliver solid results. Adjusted EBITDA was $14.3 million or 17.3% of sales compared to 17 million or 18.8% of sales in the same period last year. SC backlog was $90 million at quarter end, up 8% versus the prior year and up 31% versus year end, driven primarily by high content service truck bodies.

Please turn to slide nine for a discussion on our 2025 outlook. Macroeconomic uncertainty and the ever-changing landscape of tariffs continue to challenge our business. We have been evaluating various scenarios relating to the tariffs that have been put into place and those that have been proposed. We implemented a supply chain strategy over the last couple of years to help mitigate risk including US based supply alternatives. We have plans in place to help mitigate the impact through partnerships with our suppliers, and we have and will continue to adjust prices where appropriate. While we will continue to monitor the macroeconomic environment and potential impact to demand, we are affirming our 2025 outlook with sales of $870 million to $970 million and adjusted EBITDA of $62 million to $72 million.

We delivered first quarter profitability ahead of our initial expectations. However, we remain cautious on the timing of the recovery of the parcel and motor home markets. Consistent with our messaging in February, we continue to expect approximately 70% of our full year adjusted EBITDA to be delivered in the second half of the year. We remain on track to deliver our free cash flow guidance of $25 million to $30 million as we expect improvement as the year progress. In closing, we are pleased with our start to the year. We remain committed to delivering our financial outlook for the year and making further improvements in our financial performance as our end markets recover. With that, I will turn it back over to John to provide an update on the proposed merger with Aebi Schmidt.

John Dunn

Thanks, Scott. Turning to slide 11, I would like to reiterate why this proposed merger is such a compelling opportunity for our organization and shareholders. By combining our businesses, we will become a leading global force in the specialty vehicles industry. The strategic move will help us drive outsized growth and high margin markets like commercial infrastructure. Our customers will benefit from a wider range of new and innovative technologies and a broader geographical footprint for the deployment of products and services. Our highly experienced and talented management team is working together to deliver the strategic vision and create long term value for our shareholders.

Please turn to slide 12 where I will provide an update on the integration activities underway. The combined company will be named Aebi Schmidt Group and will trade on the NASDAQ under the new ticker AEBI. We have successfully syndicated a $600 million credit facility with strong support from a global group of banks, which reinforces the strategic rationale of this transaction. On April 4, 2025, Aebi Schmidt Group filed the preliminary S4 filing with the SEC for review, marking a significant milestone for the proposed merger. We anticipate a special meeting of the Shyft Group shareholders in mi- 2025 to approve the merger.

In conclusion, we remain confident in the value this combination will deliver. By aligning complementary capabilities, expanding our global footprint, and bringing together deep expertise across platforms, The Shyft Group and Aebi Schmidt Group are positioned to lead the specialty vehicle market forward. We are not only building a stronger and more innovative organization. We are becoming stronger together and better equipped than ever to deliver long term success for our customers, employees, and shareholders. We are now ready to take your questions. Operator, please open the line.

QUESTION AND ANSWER

Operator

Thank you. We will now begin the question-and-answer session. To ask a question, please press star then one on your telephone keypad. If you’re using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press star then two. Please limit your question to one plus or follow up. Please stay disciplined on your follow-up question. Our first question comes from Matt Koranda from Roth Capital. Please go ahead.

Matt Koranda

Hey, guys. Good morning. Just to start off on the Blue Arc side of things, I guess it was a bit of a surprise to see you guys deliver and book all 150 vehicles in the first quarter. So, maybe just talk about the dynamic that’s at play there and what that means for Blue Arc revenue for the remainder of the year. And then just could you clarify -- it looks like the gross profit dollars from Blue Arc probably offset some of the corporate expense that you usually have in terms of the eliminations, but maybe just put a finer point on that one for us, please.

John Dunn

Sure. Thanks for the question, Matt. This is John Dunn. And to start off with, on the Blue Arc, we’re not completely done with that order. We’re in process of building those 150. So, as you can see from the revenue there, we’re well on our way to deliver all of them, but there will be some carryover in the second quarter of revenue coming in.

Scott Ocholik

Yeah, Matt. This is Scott. From the profitability perspective on that question, yes, we -- you know, we incurred 5.5 million in expenses in Q1 of 2024, and we have completely offset that. And Blue Arc is contributing here in the first quarter.

Matt Koranda

Okay. Got it. And then maybe just -- wanted to get a better understanding if you could unpack the guide and how any incremental tariffs have been incorporated into the guidance for this year. I noticed really there’s no change to the outlook for you guys. But maybe just could you talk about how you thought about any incremental tariffs that might be impacting the year and how those have been incorporated into the guidance? And then on top of that, maybe just if you could take a crack at what are the implications when you’re combined with Aebi Schmidt? Are there any incremental tariffs that we should be kind of taking into account here?

Scott Ocholik

Matt, this is Scott. Yeah. So, from a tariff perspective -- so, obviously this is ever-changing. Every day, something new is coming up. So, we’re monitoring it very closely. For what has been put into place, we have taken some action already from a pricing perspective, and we continue to have and see flexibility as we move forward. But certainly, we’re also working very closely with our supply base, partnering with them, looking for opportunities. And certainly, like I said, over the past couple of years, we’ve been identifying suppliers in the US that will additionally help us. So, when you think about our guidance and why, really, we haven’t come on from a tariff perspective, it's really twofold. One, we are taking actions to help mitigate it, and two, we're still just monitoring and watching where things will fall out here.

Matt Koranda

Okay. And if I could ask one on the Aebi Schmidt merger and maybe specifically on Aebi Schmidt, any update on the trends in their business year to date? Especially interested in the first quarter, how they tracked relative to your expectations. Any update on sort of some of the pro forma metrics that were given out around the merger in terms of Aebi Schmidt 2025 revenues, EBITDA, any incremental data points? That would be appreciated.

Scott Ocholik

Yeah, Matt, the S4 was just recently filed with the Aebi Schmidt US GAAP financial statements. That’s still with the SEC, so we don’t really want to comment on anything as it relates to Aebi Schmidt within this call, given that that’s outstanding.

Matt Koranda

Okay. Fair enough. I’ll leave it there, guys.

Scott Ocholik

Thanks, Matt.

Operator

Thank you. The next question comes from Mike Schlisky from DA Davidson. Please go ahead.

Mike Schlisky

Good morning. Thanks for taking my questions here. First, I wanted to kind of [inaudible] the tariff theme. Did concerns on tariffs at the customer level -- did they affect anyone’s order or delivery timing in the quarter? In other words, did anyone pull forward their plans or their deliveries to try to get ahead of the quarter? Was that any kind of driver of the strength here?

John Dunn

This is John. From an order standpoint or pulling ahead orders, we didn’t see a lot of activity around that specifically cited around tariffs. We’re in regular discussions -- we’re very close to the customers, understanding their needs. But we haven’t seen a strong reaction one way or another in the ordering from the customers primarily due to the tariffs that they’ve highlighted to us.

Mike Schlisky

Got it. Thanks. And then the follow up question would be on parcel and final mile vehicles. You had commented that that you’re still looking at a potentially better second-half here. Could you just share with us some of the details? Is that based on just the fact that comps were so easy given the past couple of years post pandemic or you’re having [inaudible] with customers that have been very promising that do suggest the deliveries happening in the back half of the year?

John Dunn

From that standpoint, we are seeing a pickup in general floating activity from the parcel customers as -- over the last couple of months. So, that’s given us an indication that the second half of the year could come in much better.

Mike Schlisky

And the quotes include timing from the customers, too, [inaudible] just price? [Inaudible].

John Dunn

They are including the timing, as well.

Mike Schlisky

Great. Outstanding. I’ll pass it along. Thank you.

Operator

Thank you. Your next question comes from Tyler DiMatteo from BTIG. Please go ahead.

Tyler DiMatteo

Good morning. Thanks for taking the question. I wanted to follow up on Blue Arc here. I guess, John, do you expect the incremental orders here -- do you -- for the 150, do you expect that to be fully realized by 2Q? And then beyond that, I guess how do you think about the pipeline of potential customer orders here and kind of getting incremental orders through the remainder of the year?

John Dunn

So, we will finish up -- thanks, Tyler, for the question. We will finish up in Q2 that 150-unit order for FedEx and wrap that up. We have a number of additional orders in the pipeline that we’re working to close. In addition to that, we have trials with a number of key customers where they’re using the vehicles, giving us some positive feedback. Often that leads into orders, as well. So, we’re still optimistic but cautious on additional orders.

Tyler DiMatteo

Okay. And then my follow up here, I wanted to ask about maybe battery supply and kind of just get a general update in terms of how you guys are thinking about the battery supply chain. I know we had the agreement with Our Next Energy before. Just kind of any broad updates on battery supply, how you’re thinking about it, capacity, et cetera?

John Dunn

We continue to be very pleased with the performance of the ONE battery. We’re having regular meetings with their leadership to stay very close because that is the dynamic field. But right now, we’re feeling very confident on the continued delivery of those batteries. So, we don’t foresee an issue there. And again, the performance is meeting all expectations. We’re not having issues in the field.

Tyler DiMatteo

Okay. Got it. Sounds good. Thank you, guys. I appreciate it. I’ll turn it back to the queue.

John Dunn

Thank you.

CONCLUSION

Operator

Thank you. This concludes our question-and-answer session. I would like to turn the conference back over to Randy Wilson for closing remarks.

Randy Wilson

Thank you, operator. I'd like to thank everyone for joining today's call and your interest in The Shyft Group. And as always, please reach out to me if you have any follow up questions. With that, operator, please disconnect the call.

Operator

Thank you. The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

No offer or solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Participants in the Solicitation

Shyft, Aebi Schmidt and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the Securities and Exchange Commission (“SEC”), be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, are set forth in the combined proxy statement/prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of Shyft is contained in the sections entitled “Election of Directors” and “Ownership of Securities” included in Shyft’s proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on March 31, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000743238/000114036125011166/ny20039255x1_def14a.htm) and in the section entitled “Directors, Executive Officers and Corporate Governance” included in Shyft’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 20, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000743238/000143774925004501/shyf20241231c_10k.htm), and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated below.

Additional information and where to find it

Aebi Schmidt filed a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The Form S-4 contains a combined proxy statement/prospectus of Shyft and Aebi Schmidt. Aebi Schmidt and Shyft prepared and filed the combined proxy statement/prospectus with the SEC and Shyft will mail the combined proxy statement/prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction. INVESTORS SHOULD READ THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Form S-4, the combined proxy statement/prospectus and all other documents filed with the SEC in connection with the transaction will be available when filed free of charge on the SEC’s web site at www.sec.gov. Copies of documents filed with the SEC by Shyft will be made available free of charge on Shyft’s investor relations website at https://theshyftgroup.com/investor-relations/.

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. In some cases, Shyft has identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements”, including the negative of those words and phrases. Such forward-looking statements are based on management’s current views and assumptions regarding future events, future business conditions and the outlook for Shyft based on currently available information. These forward-looking statements may include projections of Shyft’s future financial performance, Shyft’s anticipated growth strategies and anticipated trends in Shyft’s business. These statements are only predictions based on management’s current expectations and projections about future events. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and anticipated growth strategies and anticipated trends in Shyft’s, Aebi Schmidt’s and, following the completion of the proposed transaction, the combined company’s business.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements include, among others, the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; the prohibition or delay of the consummation of the proposed transaction by a governmental entity; the risk that the proposed transaction may not be completed in the expected time frame; unexpected costs, charges or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integration; the ability of the combined company to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of the combined company; inability to retain and hire key personnel; negative changes in the relationships with major customers and suppliers that adversely affect revenues and profits; disruptions to existing business operations; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; risks related to ownership of Aebi Schmidt common stock; uncertainty as to the long-term value of the combined company’s common stock; and the diversion of Shyft’s and Aebi Schmidt’s management’s time on transaction-related matters. These risks, as well as other risks associated with the businesses of Shyft and Aebi Schmidt, are more fully discussed in the combined proxy statement/prospectus. Although management believes the expectations reflected in the forward-looking statements are reasonable, Shyft cannot guarantee future results, level of activity, performance or achievements. Moreover, neither management, Shyft nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Shyft wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Shyft is under no duty to and specifically declines to undertake any obligation to publicly revise or update any of these forward-looking statements after the date of this communication to conform its prior statements to actual results, revised expectations or to reflect the occurrence of anticipated or unanticipated events.

Additional information concerning these and other factors that may impact Shyft’s and Aebi Schmidt’s expectations and projections can be found in Shyft’s periodic filings with the SEC, including Shyft’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Shyft’s SEC filings are available publicly on the SEC’s website at www.sec.gov.